               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D. C. 20549

                          SCHEDULE 13G

                          Amendment #5

            Under the Securities and Exchange Act of 1934



                     First Data Corporation
                        (Name of Issuer)



                        Common Stock
               (Title of Class of Securities)



                         319963-10-4
                        (CUSIP Number)



Check the following space if a fee is being paid with this statement


The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.







                   CUSIP NO.   319963-10-4


1)   Name of Reporting Person              American Express Company

     S.S. or I.R.S. Identification         IRS No. 13-4922250
     No. of Above Person


2)   Check the Appropriate Box             (a)
     if a Member of a Group                (b) X - Joint Filing


3)   SEC Use Only


4)   Citizenship or Place of Organization  New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH
     (5)  Sole Voting Power                22,618,500
     (6)  Shared Voting Power              417,430
     (7)  Sole Dispositive Power           22,618,500
     (8)  Shared Dispositive Power         4,548,195

9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person        27,166,695


10)  Check if the Aggregate Amount in
     Row (9) Excludes Certain Shares       Not Applicable


11)  Percent of Class Represented by
     Amount In Row (9)                     12.2%


12)  Type of Reporting Person              CO, HC




                   CUSIP NO.   319963-10-4


1)   Name of Reporting Person              American Express Travel Related
                                           Services Company, Inc.

     S.S. or I.R.S. Identification         IRS No. 13-3133497
     No. of Above Person


2)   Check the Appropriate Box             (a)
     if a Member of a Group                (b) X - Joint Filing


3)   SEC Use Only


4)   Citizenship or Place of Organization  New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH
     (5)  Sole Voting Power                13,571,000
     (6)  Shared Voting Power              -0-
     (7)  Sole Dispositive Power           13,571,100
     (8)  Shared Dispositive Power         -0-


9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person        13,571,100


10)  Check if the Aggregate Amount in
     Row (9) Excludes Certain Shares       Not Applicable


11)  Percent of Class Represented by
     Amount In Row (9)                     6.1%


12)  Type of Reporting Person              CO, IA




                  CUSIP NO. 319963-10-4


1)   Name of Reporting Person              American Express Financial
                                           Corporation

     S.S. or I.R.S. Identification         IRS No. 13-3180631
     No. of Above Person

2)   Check the Appropriate Box             (a)
     if a Member of a Group                (b) X - Joint Filing

3)   SEC Use Only

4)   Citizenship or Place of Organization  Deleware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH
     (5)  Sole Voting Power                -0-
     (6)  Shared Voting Power              417,430
     (7)  Sole Dispositive Power           -0-
     (8)  Shared Dispositive Power         4,548,195

9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person        4,548,195

10)  Check if the Aggregate Amount in
     Row (9) Excludes Certain Shares       Not Applicable

11)  Percent of Class Represented by
     Amount In Row (9)                     2.0%

12)  Type of Reporting Person              CO, HC




1(a) Name of Issuer:                       First Data Corporation

1(b) Address of Issuer's Principal         401 Hackensack Ave.
     Executive Offices:                    Hackensack, NJ 07601

2(a) Name of Person Filing:                American Express Company
                                           American Express Travel Related
                                           Services Company, Inc.
                                           American Express Financial
                                           Corporation

2(b) Address of Principal Business Office: American Express Company
                                           American Express Tower
                                           World Financial Center
                                           New York, NY 10285

                                           American Express Travel Related
                                           Services Company, Inc.
                                           American Express Tower
                                           World Financial Center
                                           New York, NY 10285

                                           American Express Financial
                                           Corporation
                                           IDS Tower 10
                                           Minneapolis, MN 55440

2(c) Citizenship:                          See Item 4 of Cover Pages

2(d) Title of Class of Securities:         Common Stock, $.01 par value

2(e) Cusip Number:                         319963-10-4

3    Information if statement is filed pursuant to Rules 13d-1(b)
            or 13d-2(b):

                       Not Applicable

4    (a) Amount Beneficially Owned as of October 31, 1995:   See Item 9 of
         Cover Pages.

     (b) Percent of Class:    See Item 11 of Cover Pages

     (c) Number of Shares as to which such person has:
           (i)Sole power to vote or to direct the vote:   See Item 5 of Cover
														Pages
          (ii)Shared power to vote or direct the vote:   See Item 6 of Cover
              Pages
         (iii)Sole power to dispose or to direct the disposition of:   See
              Item 7 of Cover Pages
          (iv)Shared power to dispose or to direct the disposition  of:
              See Item 8 of Cover Pages

5 Ownership of 5% or Less of a Class:

      If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

6    Ownership of more than 5% on Behalf of Another Person:

                       Not Applicable

7    Identification and Classification of the Subsidiary Which
     Acquired the Security Being Reported on by the Parent
     Holding Company:
                       Not Applicable

8    Identification and Classification of Members of the Group:

                       Not Applicable

9    Notice of Dissolution of Group:

                       Not Applicable

10   Certification:

     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.


     Dated:    October 31, 1995


               AMERICAN EXPRESS COMPANY


               By:       /s/ Stephen P. Norman
             From:           Stephen P. Norman
            Title:           Secretary


                    Exhibit Index


Exhibit I            Statement of American Express Travel Related
                     Services Company, Inc.

Exhibit II           Statement of American Express Financial Corporation